CALL-NET ENTERPRISES INC.

NOTICE OF
ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
AND
MANAGEMENT PROXY CIRCULAR

MAY 6, 2004

2:00 P.M. (TORONTO TIME)

THE FAIRMONT ROYAL YORK HOTEL
IMPERIAL ROOM
100 FRONT STREET WEST
TORONTO, ONTARIO

CALL-NET ENTERPRISES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Call-Net Enterprises Inc. (hereinafter called the “Corporation”) will be held in The Imperial Room, The Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario on Thursday, May 6, 2004 at 2:00 p.m. (Toronto Time) for the following purposes, as further described in this circular:

1.	to receive the consolidated financial statements of the Corporation for the year ended December 31, 2003, together with the report of the auditors thereon;

2.	to appoint KPMG LLP as the Corporation’s auditors, as described in the annexed Management Information Circular, and to authorize the directors to fix their remuneration;

3.	to elect eight (8) directors of the Corporation;

4.	to consider and, if thought appropriate, pass an ordinary resolution approving a new Shareholder Rights Plan; and

5.	to act upon such other matters, including amendments to the foregoing, as may properly come before the Meeting or any adjournment thereof.

NOTES:

1.	The Corporation has fixed March 24, 2004 as the record date for determining those shareholders entitled to receive notice of the Meeting.

2.	Enclosed is the Annual Report to shareholders for the year ended December 31, 2003, which is not proxy solicitation material. The Annual Report contains the consolidated financial statements for the fiscal year ended December 31, 2003, and the auditors’ report thereon.

3.	Holders of Common Shares of the Corporation who are unable to be personally present at the Meeting, kindly date, complete, sign and return the form of proxy in the envelope provided.

4.	To be effective, proxies must be received before 5:00 p.m. (Toronto Time) on May 5, 2004 (or the last business day preceding any adjournment of the Meeting), or be deposited with the Secretary of the Meeting prior to the commencement of the Meeting.

5.	On peut obtenir le texte français de cette circulaire d’information en communiquant avec George Malysheff, Secrétaire, bureau 1800, Atria II, 2235 Sheppard Avenue East, Toronto, Ontario, M2J 5G1 (416) 718-6343. Le texte français sera disponible à l’assemblée.

DATED at Toronto, Ontario, this 24th day of March, 2004.

BY ORDER OF THE BOARD

Lawrence G. Tapp,
Chairman

CALL-NET ENTERPRISES INC.

MANAGEMENT PROXY CIRCULAR

        This circular is furnished in connection with the solicitation of proxies by or on behalf of the management of CALL-NET ENTERPRISES INC. (the “Corporation”) for use at the Annual and Special Meeting of Shareholders of the Corporation (the “Meeting”) to be held on Thursday, May 6, 2004 at 2:00 p.m. (Toronto Time) in the Imperial Room, The Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario and at any adjournment or adjournments thereof for the purposes set forth in the Notice of Meeting.

PROXIES

SOLICITATION OF PROXIES

      The enclosed proxy is being solicited by or on behalf of the management of the Corporation and the cost of such solicitation will be borne by the Corporation. The solicitation will be primarily by mail, but regular directors, officers, employees and agents of the Corporation may also solicit proxies by telephone or in person.

APPOINTMENT OF PROXYHOLDER

      The persons named in the attached form of proxy are directors or officers of the Corporation. A holder of Common Shares (“Shareholder”) of the Corporation (Common Shares of the Corporation are referenced herein as “Shares”) has the right to appoint as his or her proxyholder a person (who need not be a Shareholder) to attend and to act on his or her behalf at the Meeting other than the persons designated in the form of proxy accompanying this circular. A Shareholder may do so by inserting the name of such other person in the blank space provided in the proxy or by completing another proper form of proxy and, in either case, by delivering the completed proxy to the Corporation’s registrar and transfer agent, CIBC Mellon Trust Company. For postal delivery, the completed proxy should be mailed by using the envelope as provided. To deliver by facsimile, please send the proxy to the Proxy Department of CIBC Mellon Trust Company at (416) 368-2502. The completed proxy may also be delivered in person to CIBC Mellon Trust Company at 320 Bay Street, 6th Floor, Toronto, Ontario, M5H 4A6. Proxies delivered to CIBC Mellon Trust Company must be received by not later than 5:00 p.m. (Toronto Time) on the last business day preceding the Meeting, or any adjournment thereof. Otherwise, completed proxies may also be deposited with the Secretary of the Meeting prior to the commencement of the Meeting.

REVOCATION OF PROXY

      A Shareholder executing the enclosed form of proxy has the right to revoke it under subsection 148(4) of the Canada Business Corporations Act. A Shareholder may revoke a proxy by depositing an instrument in writing executed by him or her, or by his or her attorney authorized in writing, at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

EXERCISE OF PROXY

      The Shares represented by the proxy will be voted for or against or withheld from voting, as appropriate, in accordance with the instructions of the Shareholder on any vote that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, Shares represented by properly executed proxies will be voted accordingly.

      In the absence of any instructions to the contrary, the Shares represented by proxies received by management will be voted for: (i) the election of the persons to be nominated by management as directors of the Corporation; (ii) the appointment of auditors and the fixing of their remuneration; and (iii) the approval of the Shareholder Rights Plan; all as described in this circular.

      The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournments thereof. At the date of this circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matters do properly come before the Meeting, it is intended that the person appointed as proxy shall vote on such other business in such manner as that person then considers to be proper.

EXPLANATION OF VOTING RIGHTS FOR BENEFICIAL OWNERS OF SHARES

      If Shares are not registered in a Shareholder’s name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other similar entity), there are two ways the Shareholder can vote the Shares held on his or her behalf by the nominee. As required by Canadian securities legislation, such a Shareholder will have received from his or her nominee either a request for voting instructions or a form of proxy for the number of Shares held by the nominee on his or her behalf.

      For such a Shareholder’s Shares to be voted, he or she should follow the voting instructions provided by his or her nominee.

      Since the Corporation has limited access to the names of its non-registered Shareholders, if such a Shareholder attends the Meeting, the Corporation may have no record of his or her shareholdings or of his or her entitlement to vote unless their nominee has appointed him or her as proxyholder. Therefore, if such a Shareholder wishes to vote in person at the Meeting, he or she should insert his or her own name in the space provided on the request for voting instructions or form of proxy to be appointed as proxyholder and return same in the envelope provided. They should not otherwise complete the form, as their vote will be taken at the Meeting. Such a Shareholder should register with the transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting.

SHARES AND PRINCIPAL HOLDERS THEREOF

      The Corporation has an authorized share capital consisting of an unlimited number of Shares, Class B Non-Voting Shares (“Class B Shares”) and Preferred Shares.

      As at March 24, 2004, 4,119,327 Shares, 31,460,697 Class B Shares, and one Preferred Share were issued and outstanding. Each Share entitles the holder thereof to one (1) vote at all meetings of Shareholders. Class B Shares do not generally carry voting rights. The Preferred Share, which is currently held by Sprint Communications Company L.P. (“Sprint”) or its affiliates and permitted associates, does not generally carry voting rights. However, the holder of the Preferred Share is entitled to elect two (2) members of the Board of Directors (the “Board”) of the Corporation.

      The presence, in person or by proxy, of two or more Shareholders is necessary for a quorum at the Meeting. The Board of the Corporation has fixed the close of business on March 24, 2004 as the record date for the purpose of determining the Shareholders entitled to receive notice of the Meeting, but the failure of any Shareholder to receive notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting.

      For purposes of the Meeting, the Corporation has prepared a list of Shareholders who were registered on the records of the Corporation or its transfer agent, CIBC Mellon Trust Company, at the close of business on March 24, 2004. Each Shareholder named on the list is entitled, upon providing satisfactory identification to the scrutineers, to vote the Shares shown on such list as being held by such Shareholder (other than Shares for which a proxy has been given and not revoked). Holders of Shares issued after March 24, 2004 will be entitled to vote such Shares at the Meeting, provided such holders are registered in the records of the Corporation or its transfer agent, CIBC Mellon Trust Company, prior to the time of the Meeting.

      To the knowledge of the Corporation and its directors and officers, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over Shares of the Corporation carrying more than 10% of the voting rights attached to all Shares of the Corporation outstanding as of March 24, 2004. Other than as set out below, to the knowledge of the Corporation and its directors and officers, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, either Shares or Class B Shares of the Corporation representing more than 10% of the issued and outstanding Shares or Class B Shares, respectively, as of March 24, 2004:

		% of		% of	% of Issued &
	Shares	Shares	Class B	Class B	Outstanding

Sprint	64,434	1.56%	2,307,027	7.33%	6.67%
Clearwater Capital Management Inc.	437,000	10.61%	2,009,179	6.39%	6.88%
RBC Asset Management Inc.			2,829,500	8.99%	7.95%
Harbert Distressed Investment Master Fund Ltd.			3,139,000	9.98%	8.82%

      Sprint beneficially owns or exercises control or direction over one Preferred Share, as well as Shares and Class B Shares which together amount to approximately 6.67% of the issued and outstanding shares of the Corporation.

RESTRICTIONS ON THE TRANSFER, VOTING AND ISSUE OF SHARES

      In order to ensure that the Corporation and any Canadian corporation in which the Corporation has a direct or indirect interest remains qualified to own or operate as a telecommunications common carrier pursuant to the Telecommunications Act (Canada) and the Regulations made thereunder (“Telecommunications Legislation”), and to ensure that the Corporation and any Canadian corporation in which the Corporation has an interest is not otherwise in breach of the Telecommunications Legislation or licences issued to it or to any Canadian subsidiary, associate or affiliate of it under the Telecommunications Legislation, the Articles of the Corporation impose certain restrictions on the issue and transfer of the Corporation’s Shares and the exercise of voting rights attached thereto (the “Conditions of Restriction”) as applicable to the Constrained Class, as defined below.

      The directors of the Corporation have implemented Conditions of Restriction for any person who is not a Canadian or who is a member of the Constrained Class (the “Rules”).

      Pursuant to the Rules, the directors of the Corporation must not issue and shall refuse to register a transfer of, or allow the exercise of voting rights attached to Shares, in circumstances that would result in persons of the Constrained Class holding more than 33 1/3% of the outstanding number of Shares (or such different percentage as may be prescribed from time to time under the Telecommunications Legislation).

      “Constrained Class” means persons who are not Canadians within the meaning of that term in the Regulations made under the Telecommunications Act (Canada).

APPOINTMENT OF AUDITORS

      Management of the Corporation proposes that the appointment of KPMG LLP, Chartered Accountants as auditors of the Corporation be approved and the directors be authorized to fix their remuneration.

      On March 17, 2004, the Board of Directors of the Corporation, on the recommendation of the Audit Committee, approved the appointment of KPMG LLP as new auditors of the Corporation effective March 22, 2004, subject to receipt of a letter of resignation from Ernst & Young of same date. In accordance with National Policy No. 31 (“NP 31”), the Corporation sent to each of Ernst & Young, its former auditors, and KPMG LLP a notice of change of auditors (the “Notice of Change”). The Corporation received from Ernst & Young and KPMG LLP a response letter (collectively, the “Response Letters”). On March 22, 2004, after reviewing the Notice of Change and Response Letters, confirmed the change of auditors to KPMG LLP and a written confirmation to this effect was executed by the Chief Financial Officer (the “Confirmation”). A reporting package consisting of the Notice of Change, Response Letters and Confirmation (the “Reporting Package”) was filed with the appropriate securities commissions in Canada and sent to Ernst & Young and KPMG LLP. The Reporting Package (a copy of which is attached as Schedule “C” hereto as required by NP 31) provided that there were no disagreements with the Corporation’s former auditors on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or any reportable events.

      Unless otherwise directed, the persons named in the enclosed Form of Proxy intend to vote for the appointment of KPMG LLP as the Corporation’s auditors and the authorization of the directors to fix their remuneration. The ordinary resolution must be passed by at least a majority of the votes cast at the Meeting by all shareholders who vote in respect thereof in person or by proxy.

ELECTION OF DIRECTORS

      Listed below are the names of the eight (8) persons who are proposed as nominees for election as directors of the Corporation by holders of the Shares and the names of the two (2) persons who have been elected as directors by the holder of the Corporation’s Preferred Share, namely Sprint.

      The Shares represented by the proxies solicited in respect of the Meeting are intended to be voted for such nominees on any vote that may be called for, unless authority to do so is withheld. The term of office for each person so elected will be until the next Annual Meeting of Shareholders of the Corporation or until a successor is elected or appointed following the resignation or removal of such director. If any of the proposed nominees should for any reason be unable to serve as a director of the Corporation, the persons named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

NOMINEES TO THE BOARD

			Number of securities of the
			Corporation beneficially
			owned, directly or indirectly,
			or over which control or
			direction is exercised as at
			March 24, 2004

Name and Position and/or	Principal Occupation, Business or Employment	Year First			Deferred
Office with the Corporation	and Name and	Became	Common	Class B	Share
and Significant Affiliates	Principal Business of Employer	Director	Shares	Shares	Units(5)

WILLIAM W. LINTON President and Chief Executive Officer Toronto, Ontario Canada	President and Chief Executive Officer Call-Net Enterprises Inc. (telecommunications) • previously President and Chief Executive Officer, Prior Data Sciences, Inc. (1999-2000); Executive VP and CFO, SHL Systemhouse Inc. (1994-1999)	2000	186,216	17,000	0
S. DENNIS BELCHER(1) Oakville, Ontario Canada	Corporate Director, Foamex International Inc.; Richtree Inc.; Vialet Holdings (Bermuda) Ltd., (financial services) • previously Executive Vice President, The Bank of Nova Scotia	2002	NIL	NIL	2,938.8
ROBERT M. FRANKLIN(2)(3) Toronto, Ontario Canada	Chairman and Corporate Director Placer Dome Inc., (mining)	2002	25,000	15,000	734.7
ROBERT T.E. GILLESPIE(2) Mississauga, Ontario Canada	Chairman and Chief Executive Officer, General Electric Canada Inc. (manufacturing, technology)	1999	NIL	10,000	2,938.8
WENDY A. LEANEY(1)(3) Toronto, Ontario Canada	President, Wyoming Associates Ltd., (investment and consulting), Corporate Director of Corus Entertainment Inc. (media, broadcasting) and Canadian Western Bank (commercial banking) • previously Managing Director of the Communications Group for TD Securities Inc.;	2002	20,000	2,000	0
DAVID A. RATTEE(1) Toronto, Ontario Canada	Chairman, President & Chief Executive Officer, CIGL Holdings Ltd.; President and Chief Executive Officer MICC Investments Limited (investment)	2002	750	NIL	2,938.8
LAWRENCE G. TAPP Chairman Langley, B.C	Chairman, Call-Net Enterprises Inc. • previously Dean, Richard Ivey School of Business University of Western Ontario (business education)	1996	NIL	10,294	1,469.4
JOSEPH H. WRIGHT(2)(3) Toronto, Ontario Canada	Corporate Director, Loblaw Companies Limited; President’s Choice Bank; Chairman & Trustee, O&Y REIT; Chairman & Director, Hip Interactive Inc. (investment) • previously President and Chief Executive Officer Swiss Bank (Canada); Managing Partner Crosbie & Company Inc.	2002	1,000	10,000	1,469.4
ARTHUR B. KRAUSE(1)(4) Leawood, Kansas, U.S.A.	Corporate Director, Westar Energy (electric power) and Inergy MLP (propane distribution) • previously Executive Vice President, Chief Financial Officer, Sprint Corp. (telecommunications)	1999	NIL	NIL	0
LESLIE H. MEREDITH(3)(4) Kansas City, Missouri, U.S.A.	Vice President Mergers & Acquisitions & Risk Management Sprint Corp. (telecommunications)	2002	NIL	NIL	0

Notes:

(1)	Denotes member of the Audit Committee of the Board of the Corporation.
(2)	Denotes member of the Corporate Governance and Nominating Committee of the Board of the Corporation.
(3)	Denotes member of the Compensation and Human Resources Committee of the Board of the Corporation.
(4)	Denotes directors elected by Sprint, as the holder of Preferred Shares; i.e., not elected by holders of Shares.
(5)	Directors may elect to take up to 100% of their annual retainer in the form of Preferred Share Units pursuant to the Deferred Share Unit Plan adopted in 2003.

SHAREHOLDER RIGHTS PLAN

Approval of New Rights Plan

General

      The Corporation’s existing shareholder rights plan will be terminated, as scheduled, on the day following the Meeting and the shareholders are being asked to approve a new shareholder rights plan (the “New Rights Plan”), which will take effect upon the expiry of the existing shareholder rights plan.

      The material terms of the New Rights Plan are substantially the same as the terms of the existing shareholder rights plan and are consistent with the latest generation of Canadian shareholder rights plans adopted by other Canadian public companies. The New Rights Plan is not being proposed in response to, or in anticipation of, an acquisition or take-over bid of the Corporation.

      The objective of the New Rights Plan is to ensure, to the extent possible, that all shareholders will be treated equally and fairly in connection with any take-over bid for the Corporation. The New Rights Plan is designed to prevent the use of coercive and/or abusive takeover techniques and to encourage any potential acquiror to negotiate directly with the Board for the benefit of all shareholders. In addition, the New Rights Plan is intended to provide increased assurance that a potential acquiror would pay an appropriate control premium in connection with any acquisition of the Corporation. Nevertheless, the New Rights Plan could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change of control. The New Rights Plan could make it more difficult for a third party to acquire control of the Corporation, even if such change in control would be beneficial to shareholders.

      The New Rights Plan utilizes the mechanism of a Permitted Bid (as hereinafter described) to attempt to ensure that a person seeking to acquire beneficial ownership of (i) 20% or more of the Shares or (ii) 20% of the aggregate Shares and Class B Shares (the “Aggregate Shares”), gives shareholders and the Board sufficient time to evaluate the transaction, negotiate with the proposed acquiror, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered.

      The purpose of the New Rights Plan is to provide the Board with time to review any unsolicited take-over bid that may be made and to take action, if appropriate, to enhance shareholder value. The New Rights Plan attempts to protect shareholders by requiring all potential bidders to comply with the conditions specified in the Permitted Bid provisions, failing which such bidders are subject to the dilutive features of the New Rights Plan. By creating the potential for substantial dilution of a bidder’s position, the New Rights Plan encourages an offeror to proceed by way of a Permitted Bid or to approach the Board with a view to a negotiation.

      The New Rights Plan will take effect upon the expiry of the existing shareholder rights plan (the “Effective Date”) and expire on the day following the termination of the Corporation’s annual meeting of shareholders held in 2007, unless terminated earlier in accordance with the terms of the New Rights Plan (the “Expiration Time”).

Recommendation of the Board

      The Board unanimously recommends that Shareholders vote FOR the adoption of the New Rights Plan resolution, to approve the New Rights Plan. A copy of the resolution is attached hereto as Schedule “B”. The persons named in the enclosed form of proxy intend to vote at the Meeting in favour of this resolution, unless the Shareholder has specified in the form of proxy that his or her Shares are to be voted against this resolution. This ordinary resolution must be passed by at least a majority of the votes cast at the Meeting by all Shareholders who vote in respect thereof in person or by proxy.

Description of New Rights Plan

      The following description of the New Rights Plan summarizes the material terms of the New Rights Plan and is qualified in its entirety by the terms of the New Rights Plan Agreement (the “Rights Agreement”) between the Corporation and CIBC Mellon Trust Company (the “Rights Agent”). A copy of the New Rights Plan may be obtained from the Secretary of the Corporation upon request.

Operation of the Rights Plan

      Pursuant to the Rights Agreement, one right (the “Right”) will be issued in respect of each Share and Class B Share outstanding as of the effective date of the New Rights Plan. In addition, one Right will be issued for each additional Share or Class B Share issued thereafter and prior to the earlier of the Separation Time (as defined below) and the Expiration Time. Each Right initially entitles the registered holder thereof to purchase from the Corporation one Share or one Class B Share, as the case may be, at a price of $100.00, subject to certain anti-dilution adjustments. The Rights are not exercisable until the Separation Time.

Trading and Exercise of Rights

      Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights trade together with the Shares and Class B Shares and are evidenced by the certificates for the associated Shares and Class B Shares registered in the name of the holders. After the Separation Time, the Rights are exercisable, and are transferable separately from the Shares or Class B Shares. “Separation Time” means the close of business on the tenth (10th) trading day after the earlier of (i) the first date of public announcement by the Corporation or an Offeror (as defined in the New Rights Plan) or an Acquiring Person (as defined below) of facts indicating that a person has become an Acquiring Person (the “Stock Acquisition Date”), (ii) the date of the commencement of, or first public announcement of, the intent of any person to commence a take-over bid (other than a Permitted Bid or a Competing Bid (as defined below)), and (iii) the date on which a Permitted Bid or Competing Bid ceases to qualify as such, or (iv) such later date as may be determined by the Board.

Flip-In Event

      A Flip-In Event means the acquisition by a person (an “Acquiring Person”), including others acting jointly or in concert, of beneficial ownership of either (i) 20% of the Shares or (ii) 20% of the Aggregate Shares. Excluded from the definition of an Acquiring Person is the Corporation and its subsidiaries and any person who becomes the Beneficial Owner (as defined below) of 20% or more of the Shares or 20% or more of the Aggregate Shares as a result of one or more or any combination of certain enumerated acquisition transactions, including by way of a Permitted Bid. Any Rights beneficially owned by an Acquiring Person upon the occurrence of any Flip-In Event will be void, as will any Rights beneficially owned by associates, affiliates or persons acting jointly or in concert with an Acquiring Person, and transferees thereof. After the occurrence of a Flip-In Event, each Right (other than those that are void) will permit the holder to purchase Shares or Class B Shares with a total market value of $200.00 on payment of $100.00.

Beneficial Ownership

      In general, a person is deemed to Beneficially Own Shares or Class B Shares of the Corporation actually held by others in circumstances where those holdings are or should be grouped together for purposes of the New Rights Plan. Included are holdings by the person’s affiliates, associates and any other person with which the person is acting jointly or in concert. Also included are securities which the person or any of the person’s affiliates or associates has the right to acquire within 60 days.

      The definition of “Beneficial Ownership” contains several exclusions whereby a person is not considered to “Beneficially Own” a security. There are exemptions from the deemed “Beneficial Ownership” provisions for certain shareholders, including institutional shareholders acting in the ordinary course of business, so long as such institutional shareholder is not then making or has not then announced a current intention to make a take-over bid, other than an Offer to Acquire Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions.

Permitted Bid Requirements

      The requirements of a Permitted Bid include the following:

(a)	the take-over bid must be made by way of a take-over bid circular;

(b)	the take-over bid must be made to all registered holders of Shares and Class B Shares, (other than Shares or Class B Shares held by the Offeror (as defined in the New Rights Plan));

(c)	the take-over bid must contain, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that (A) no Shares or Class B Shares shall be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than 60 days following the date of the take-over bid and (B) no Shares or Class B Shares shall be taken up or paid for pursuant to the take-over bid unless, at the date referred to in (A) above, more than fifty percent (50%) of the outstanding Aggregate Shares held by Independent Shareholders (as defined in the New Rights Plan) shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

(d)	the take-over bid must contain an irrevocable and unqualified provision that, unless the take-over bid is withdrawn, Shares or Class B Shares may be deposited pursuant to such take-over bid at any time prior to the close of business on the date of first take-up or payment for Shares or Class B Shares and that any Shares or Class B Shares pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(e)	the take-over bid must contain an irrevocable and unqualified provision that if, on the date on which Shares or Class B Shares may be taken up or paid for, more than fifty percent (50%) of the outstanding Aggregate Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the take-over bid and not withdrawn, the Offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Shares for not less than ten (10) Business Days from the date of such public announcement.

      The usual provisions regarding “permitted lock-up agreements” are included in the New Rights Plan.

      The New Rights Plan allows a competing Permitted Bid (a “Competing Bid”) to be made while a Permitted Bid is in existence. A Competing Bid must satisfy all the requirements of a Permitted Bid except that a Competing Bid is not required to remain open for 60 days so long as it is open until the later of (i) the 60th day after the date on which the earliest Permitted Bid or Competing Bid that is in existence was made, and (ii) 35 days after the date of the Competing Bid.

Redemption and Waiver

(i)	Redemption of Rights on Approval of Holders of Shares and Rights. The Board may, after having obtained the prior approval of each class of shares or Rights, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted for anti-dilution as provided in the New Rights Plan (the “Redemption Price”).

(ii)	Discretionary Waiver respecting Acquisition not by Take-Over Bid Circular. The Board may, with the prior consent of each class of shares, determine, at any time prior to the occurrence of a Flip-in Event as to which the application of the New Rights Plan has not been waived, if such Flip-in Event would occur by reason of an acquisition of Shares or Class B Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all registered holders of Shares or Class B Shares and otherwise than by inadvertence when such inadvertent Acquiring Person has then reduced its holdings so that it is no longer an Acquiring Person, to waive the application of the New Rights Plan to such Flip-in Event. However, if the Board waives the application of the New Rights Plan, the Board shall extend the Separation Time to a date at least ten (10) business days following the meeting of shareholders called to approve such a waiver.

(iii)	Discretionary Waiver with Mandatory Waiver of Concurrent Bids. The Board may, prior to the occurrence of the relevant Flip-in Event as to which the New Rights Plan has not been waived under this clause, upon prior written notice to the Rights Agent, waive the application of the New Rights Plan to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Shares and Class B Shares. However, if the Board waives the application of the New Rights Plan under this provision, the Board shall be deemed to have waived the application of the New Rights Plan in respect of any other Flip-in Event occurring by reason of a Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

(iv)	Waiver of Inadvertent Acquisition. The Board may waive or agree to waive the application of the New Rights Plan in respect of the occurrence of any Flip-in Event if (i) the Board has determined that a person became an Acquiring Person under the New Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of shares such that at the time of waiver the person is no longer an Acquiring Person.

(v)	Deemed Redemption. In the event that a person who has made a Permitted Bid or a Competing Bid in respect of which the Board has waived or has deemed to have waived the application of the New Rights Plan consummates the acquisition of the Shares or Class B Shares, the Board shall be deemed to have elected to redeem the Rights for the Redemption Price.

(vi)	Redemption of Rights on Withdrawal or Termination of Bid. Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price.

      Within ten (10) days of any such election or deemed election to redeem the Rights, the Corporation will notify the holders of Shares and Class B Shares or, after the Separation Time, the holders of the Rights.

EXECUTIVE COMPENSATION

Summary Compensation Table

      The following table sets forth compensation earned during the last three financial years by the current Chief Executive Officer, the Corporation’s four (4) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of 2003, and anyone else who, were it not for the fact that they were not serving in their role as an executive officer at the end of 2003, would have been one of the Corporation’s four (4) most highly compensated executives (the “Named Executives”).

		Annual Compensation			Long Term Compensation

					Awards		Payouts

Securities Under
				Other Annual	Options/SARs	Restricted	LTIP	All Other
		Salary	Bonus(1)	Compensation(2)	Granted(3)	Stock Units(4)	Payouts	Compensation(5)
Name and Principal Position	Year	($)	($)	($)	(#)	($)	($)	($)

WILLIAM LINTON President and CEO	2003 2002 2001	450,000 450,000 450,000	630,900 241,650 450,000	2,456,850 — —	67,800 141,000 —	— 1,962,000 —	— — —	221,456 18,000 18,000

DUNCAN MCEWAN President and Chief Operating Officer(6)	2003 2002 2001	375,000 375,000 337,500	394,313 151,031 359,419	1,344,450 — 401,731	33,900 71,000 500,000	— 1,197,000 —	— — —	137,332 13,200 13,500

GREG MCCAMUS President, Enterprise Communications Solutions(7)	2003 2002 2001	325,000 325,000 300,000	342,713 139,669 295,384	— 412,500 413,654	14,000 45,000 350,000	— 216,000 —	— — —	42,600 13,200 13,500

JEAN BRAZEAU Senior Vice President Regulatory Affairs and Strategic Partnerships(8)	2003 2002 2001	275,000 275,000 235,000	269,175 73,838 249,335	— 250,000 —	14,000 24,000 50,000	— 216,000 —	— — —	35,600 13,200 13,200

ERIC DOBSON President, Carrier Services	2003 2002 2001	300,000 300,000 300,000	224,528 57,600 318,300	— — 210,294	14,000 24,000 150,000	— 216,000 —	— — —	35,600 13,200 13,200

Notes:

(1)	Bonuses shown above were earned in the relevant year but were paid in the following year.
(2)	Other annual compensation includes items such as project bonuses and sales commissions, unless otherwise noted. For Mr. Linton and Mr. McEwan, the amounts shown for 2003 represent the total value of a Mid-Term Incentive Plan, based on performance during 2003, and paid out in thirds in three successive years. For a further description of the Plan see the 2003 Report on Executive Compensation on pages 9 and 10.
(3)	No SARs were granted to any of the individuals listed in the chart. Options granted in 2003 are as set out. Options granted prior to 2002 are unexercised and have been cancelled.
(4)	Amounts shown for 2002 represent the value of all restricted stock units granted on April 10, 2002, whether vested or unvested. The value is based on a stock unit price of $9.00, which was the closing price of the Corporation’s Shares (FON) on that day. Aggregate holdings of Units granted under this Plan were valued as at December 31, 2003. Their value is based on a Share price of $5.024, which was the average closing price of the Corporation’s Shares (FON) for the 5 trading days ending December 31, 2003. The number of units were granted as follows: Mr. Linton 218,000 Units, Mr. McEwan 133,000 Units, Mr. McCamus 24,000 Units, Mr. Dobson 24,000 Units, Mr. Brazeau 24,000 Units. One third of the units vested in 2003. Based upon this Share price the value of the units as at December 31, 2003 was Mr. Linton $1,095,232, Mr. McEwan $668,192, Mr. McCamus $120,576, Mr. Dobson $120,576, Mr. Brazeau $120,576. The restricted stock units vest over a three year period in 1/3 increments on each anniversary date.
(5)	Represents certain operating allowances. Amounts shown in 2003 also include the taxable benefit incurred in April 2003 upon the vesting of one-third of vested restricted stock units. The value was as follows: Mr. Linton $203,465, Mr. McEwan $124,132, Mr. McCamus $22,400, Mr. Dobson $22,400, Mr. Brazeau $22,400.
(6)	Mr. McEwan assumed the title of President and Chief Operating Officer on June 25, 2001. Prior to that, he was President and Chief Executive Officer of NorthPoint Canada Enterprises Inc., which became a wholly owned subsidiary of the Corporation on January 10, 2001. The payment made to Mr. McEwan under the column “Other Annual Compensation” resulted from a negotiated payout pursuant to a change of control provision under the employment agreement between Mr. McEwan and NorthPoint Canada Enterprises Inc.
(7)	Mr. McCamus assumed the title of President, Enterprise Communications Solutions on June 25, 2001. Prior to that, he was Senior Vice-President, New Product Development of Sprint Canada Inc. and prior to that he was Senior Vice President, Sales and Marketing of NorthPoint Canada Enterprises Inc., which became a wholly-owned subsidiary of the Corporation on January 10, 2001. The payment made to Mr. McCamus under the column “Other Annual Compensation” resulted from a negotiated payout pursuant to a change of control provision under the employment agreement between Mr. McCamus and NorthPoint Canada Enterprises Inc.
(8)	The payment made to Mr. Brazeau under the column “Other Annual Compensation” resulted from a negotiated payout pursuant to a change of control provision under the employment agreement between Mr. Brazeau and the Corporation.

     The following tables set forth individual grants of stock options by the Corporation and the exercise of employee options during the last financial year for the Named Executives.

OPTION/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

		% of Total		Market Value of
		Options/		Securities
	Securities Under	SARs Granted to	Exercise or	Underlying Options/
	Options/SARs	Employees in	Base Price	SAR’s on the Date
	Granted(1)	Financial Year	($/Security)	of Grant	Expiration Date
Name	(# Common)	(Common)	(Common)	(Common)	(Common)

W. Linton	67,800	13.1%	Nil	$1.80	Feb 25/10
D. McEwan	33,900	6.6%	Nil	$1.80	Feb 25/10
G. McCamus	14,000	2.7%	Nil	$1.80	Feb 25/10
J. Brazeau	14,000	2.7%	Nil	$1.80	Feb 25/10
E. Dobson	14,000	2.7%	Nil	$1.80	Feb 25/10

Notes:

(1)	Options granted in 2003 are based only on Shares.
(2)	These options granted to Named Executives have a three-year vesting schedule as follows: 33 1/3% for the first year, 33 1/3% for the second year and 33 1/3% for the third year.

AGGREGATED OPTIONS/ SARS EXERCISED DURING THE

MOST RECENTLY COMPLETED
FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/ SAR VALUES

				Value of Unexercised
			Unexercised Options/	in-the-Money Options/
			SARs at the Financial	SARs at the Financial
	Securities Acquired	Aggregated Value	Year-end Exercisable/	Year-end Exercisable/
	on Exercise	Realized	Unexercisable(1)	Unexercisable(3)
Name	(# Common)	($ Common)	(# Common)	($ Common)

W. Linton	0	0	0/208,800(2)	0/$210,858
D. McEwan	0	0	0/104,900(2)	0/$105,429
G. McCamus	0	0	0/59,000(2)	0/$43,540
J. Brazeau	0	0	0/38,000(2)	0/$43,540
E. Dobson	0	0	0/49,000(2)	0/$43,540

Notes:

(1)	Options granted in 2002 and 2003 are based on Shares. None of the individuals above hold options for Class B Shares.
The following summarizes the restrictions on the options outstanding as at the year-end:

(2)	These options granted to Named Executives have a three-year vesting schedule as follows: 33 1/3% for the first year, 33 1/3% for the second year and 33 1/3% for the third year. In addition, for 2002 grants only, in order for the options to vest, the market value of the shares must reach certain performance criteria. The prices of shares must reach 120% of the exercise price for the first third to vest, 140% of the exercise price for the second third to vest, and 150% of the exercise price for the remaining third to vest.
(3)	For options granted February 25, 2003 only, and based on a year-end close price of FON shares of $4.91 less the exercise price of $1.80.

PENSION BENEFITS

      The Corporation does not sponsor any pension plans for its executive officers.

EMPLOYMENT CONTRACTS

      The current CEO’s compensation arrangements for 2003, as disclosed herein, are pursuant to an employment agreement dated September 27, 2000 between the CEO and the Corporation and amended on May 1, 2002.

      Each of the Named Executives have entered into employment agreements with the Corporation providing for, among other things, industry standard covenants in favour of the Corporation, including covenants not to compete with the Corporation for a period of three months after departure, as well as confidentiality covenants. These agreements provide for the executive’s annual base salary and bonus, and for certain other benefits. These agreements also provide that, upon termination without cause of the executive by the Corporation, the executive is entitled to a minimum severance payment of 100% of the base salary and bonus amounts paid to the executive in respect of the year in which the termination occurs. Additionally, the employment agreements for Messrs. Linton, McEwan and Brazeau provide that upon a Change of Control of the Corporation (as defined therein) they may become entitled to up to 24 months salary and bonus as well as an immediate vesting of their outstanding options and restricted stock units.

COMPENSATION COMMITTEE

      The following members of the Corporation’s Board comprise the Compensation and Human Resources Committee which meets periodically to determine the compensation and compensation policies for the executives of the Corporation: Robert Franklin (Chair), Wendy Leaney, Leslie Meredith and Joseph Wright. None of these directors are, or ever have been, an executive officer of the Corporation or any of its subsidiaries.

2003 REPORT ON EXECUTIVE COMPENSATION

      The Corporation’s executive compensation policies are designed to recognize and reward individual performance as well as to provide a competitive level of compensation. The overriding objective of these policies is to provide a total compensation package that will attract and retain the most capable individuals possible.

      The Corporation’s compensation policies are heavily performance-based and consist of three primary components: base salary, an annual incentive bonus program and a long-term incentive program. Base salaries are set at a level that is considered to be slightly above the median level for other similar executive positions for public companies of similar size. The annual incentive bonus program is designed to provide the executive officers with an opportunity to earn an above-average level of compensation based upon meeting certain performance targets. The target level of annual incentive bonus compensation for most executives is 50% to 100% of base salary. However, the program allows this level to be exceeded for exceptional performance against objectives. Performance targets consist of overall corporate performance metrics that are specific, quantifiable measures of corporate and business unit performance such as revenue, earnings before interest, taxes, depreciation and amortization (EBITDA) and cash (measured by taking EBITDA and subtracting capital expenditures and other factors). In addition to the corporate and business unit targets, awards under the incentive bonus program can also be earned for contribution towards the completion of certain key corporate projects such as acquisitions, dispositions and financings.

      In 2003, the Board approved a medium term incentive plan for the Chief Executive Officer and the Chief Operating Officer in order to bring the total compensation package for these individuals more in line with market. The Board established criteria against which awards under this plan would be payable. For the Chief Executive Officer these criteria included increased cross-border sales resulting in incremental annualized revenue, regulatory relief, gross margin improvement, growth in local markets and an increase in the enterprise value of the Corporation. For the Chief Operating Officer the criteria included gross margin improvement, growth in local markets, an increase in the enterprise value of the Corporation, as well as growth in the enterprise and consumer divisions of the business, and the betterment of a target operating costs to revenue ratio. Amounts earned under this plan are payable over three years provided the executive officer’s employment continues with the Corporation. Upon termination of employment any unpaid amounts may be awarded to the individual at the discretion of the Board. Amounts earned in 2003, but payable over the next three years are reflected in the Summary Compensation Table on page 9 of this circular.

      A significant component of the executive compensation program is the long-term incentive program, under which stock options are awarded. Stock options are designed to align executive compensation with the interests of the Corporation’s shareholders and to provide long-term additional compensation directly related to improvement of the Corporation’s stock price. Options are granted at the closing price of the shares on the day prior to the day on which such options are granted. All awards for executives are subject to vesting over periods of three years. Optionholders have ninety (90) days from cessation of employment by the Corporation to exercise any options that have vested as of their last day of employment.

      The Corporation’s Restricted Stock Unit Plan is an incentive plan designed to promote the long term success of the Corporation by providing for the payment of bonuses to key executives in the form of Shares. The plan is designed to encourage participants to acquire an interest in the Corporation through the ownership of Shares, to provide them with an incentive to further growth and development of the Corporation and to encourage them to remain in the employment of the Corporation. The Board or a committee thereof, administers the plan. Restricted stock unit grants (“RSUs”) will be settled by the delivery of Shares to the participant or, at the participant’s option, the delivery of the cash equivalent market value of the Shares based on the five trading day average of the closing price of the Shares on the TSX. If Shares are to be delivered, the Corporation shall have the option to deliver Shares issued from treasury or Shares purchased on the TSX by an independent administrator. The plan provides that the maximum number of Shares deliverable to participants shall be 678,000 Shares. The maximum term for any RSU is three years.

      In order to further align executive compensation with the interests of shareholders, the Board instituted share ownership guidelines for directors and officers in 2003. Minimum ownership guidelines for directors are set out on page 20 in Schedule “A” attached to this circular. For executives the number of shares required to be held ranges from one half of the executive’s base salary to two times base salary, based on the market value of the shares held and the position which the executive holds. To further this ownership goal the Corporation adopted a Deferred Share Unit Plan which permits executive officers to invest up to 25 percent of their annual bonus in Shares or share equivalents, in accordance with the terms of the plan. Further, pursuant to the Restricted Stock Unit Plan all named executives elected to settle their stock unit grants in the form of Shares in 2003.

      Certain benefits and perquisites are also provided to officers based upon their cost effectiveness and their value in assisting the officers to carry out their duties effectively. The total value of such benefits and perquisites is relatively minimal in comparison to each individual’s total compensation, and is therefore a secondary consideration.

      The Chief Executive Officer’s compensation is established separately by the Board. The annual compensation of the current Chief Executive Officer was established by an employment agreement with the Corporation dated September 27, 2000 and amended on May 1, 2002. This compensation package consists of a combination of base salary, cash bonuses, related allowances and benefits, stock option grants and restricted share units. The Board is of the view that this structure aligns the Chief Executive Officer’s personal interests with those of the shareholders.

ROBERT FRANKLIN (CHAIR)

WENDY LEANEY
LESLIE MEREDITH
JOSEPH WRIGHT
COMPENSATION AND HUMAN RESOURCES COMMITTEE

PERFORMANCE GRAPHS

      The performance graphs below set out the performance of the Corporation’s Common and Class B Shares versus the S&P/ TSX Composite Index, and its predecessor, the TSE 300 Composite Index, for the previous five years, beginning December 31, 1998.

COMMON SHARES

CLASS B SHARES

CORPORATE GOVERNANCE

      The Board believes that sound corporate governance practices are in the interest of shareholders and contribute to prudent and effective decision-making and as such the Board is committed to thorough and effective corporate governance arrangements. The Toronto Stock Exchange (the “TSX”) has issued guidelines for effective corporate governance (the “Guidelines”) and requires listed companies to disclose their corporate governance practices on an annual basis with reference to the Guidelines. The Board believes that the Corporation’s corporate governance policies and practices, outlined in Schedule “A” attached to this circular, are comprehensive and consistent with the Guidelines.

      Recently, the Ontario Securities Commission issued draft corporate governance rules intended to outline “best practices”. These rules, when implemented, would replace the Guidelines. The Board is carefully monitoring the draft rule as well as other developments in recommended corporate governance “best practices” with reference to its own corporate governance practices with a view to continually augmenting and improving its own practices and procedures. The Board’s objective is to meet and, where appropriate, exceed all relevant corporate governance guidelines.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

      Other than routine indebtedness to the Corporation, none of the directors, officers and nominee directors of the Corporation were indebted to the Corporation in 2003 or are at present indebted to the Corporation.

COMPENSATION OF DIRECTORS

      During the financial year ended December 31, 2003, all directors, except the CEO, of the Corporation were paid an annual fee of $25,000, except the Chair who was paid an annual fee of $50,000. Attendance fees were $1,500 per meeting. Chairs of committees of the Board were paid an annual fee of $10,000. Attendance fees of $1,500 per meeting were paid to each committee member. In July 2003, the Board approved an increase in the annual retainer of the chair of the audit committee to $15,000 and in the meeting fees for all audit committee members to $2,000 to reflect the increased workload of that committee prompted by legislative change. Directors are also separately reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

      On April 30, 2003 the Corporation purchased primary and excess directors’ and officers’ liability and indemnification insurance coverage in the amount of $40,000,000 in respect of the Corporation and its subsidiaries. The Corporation expects it will be renewing this policy on May 1, 2004 subject to market availability and pricing. The annual total premium for the year ended December 31, 2003 was $1,228,500. The premium was not allocated as between directors as a group and officers as a group. For the year ended December 31, 2003, the Corporation retained a risk of up to $5,000,000 per loss on the directors’ and officers’ liability coverage in respect of each action brought against the Corporation or its directors and officers.

PARTICULARS OF OTHER MATTERS

      Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy (unless amended) will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

SHAREHOLDERS PROPOSALS FOR NEXT YEAR’S ANNUAL MEETING

      The CBCA permits certain eligible Shareholders of the Corporation to submit shareholder proposals to the Corporation for inclusion in a management proxy circular for an annual meeting of Shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of Shareholders of the Corporation to be held in 2005 is December 23, 2004.

ADDITIONAL INFORMATION

      The Corporation will provide to any person or company, upon receipt of a request by the Secretary of the Corporation, a copy of:

(i)	the most recent Annual Information Form (“AIF”), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii)	the most recently filed comparative annual financial statements, together with the accompanying report of the auditor, and any interim financial statements that have been filed for any period after the end of its most recently completed financial year; and

(iii)	the information circular in respect of its most recent annual meeting of shareholders.

      Copies of these documents can also be found at www.sedar.com.

APPROVAL OF BOARD

      The contents of this Management Proxy Circular and the sending of it to Shareholders of the Corporation, to each director of the Corporation, to the auditors of the Corporation and to the appropriate governmental agencies, have been approved by the directors of the Corporation.

      DATED at Toronto, Ontario, this 24th day of March, 2004.

BY ORDER OF THE BOARD

Lawrence G. Tapp,
Chairman

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

TSX Corporate Governance Guidelines	2003 Disclosure Statement

1. Stewardship of the Corporation	The Corporation’s corporate governance practices are designed to protect and enhance shareholder value. The board is guided by and acts in accordance with the Canada Business Corporations Act, the Corporation’s articles and by-laws, its mandate and those of its committees, the Corporation’s code of conduct and applicable laws, regulations and policies. The Corporation’s Governance Manual includes a mandate for the Board, which formally sets out the responsibilities of the board. The board’s mandate includes the supervision of management of the Corporation in the conduct of the business.

The Corporation’s planning, forecasting and review process enables directors to assume effective stewardship of the Corporation and to oversee the performance of management.

The board reviews and approves all significant decisions facing the Corporation, including all business agreements that meet certain thresholds (generally, those that exceed $10 million in value or that have terms in excess of five years), all equity investments, strategic alliances, changes in business focus, corporate financing and debt issuance.

(a) Strategic planning process	The board holds a special session annually to review, discuss and approve the Corporation’s strategic plan and regularly monitors the progress of the Corporation against its plan at board meetings.

In the fourth quarter, budgets and performance targets are set for the coming year and are updated for major strategic changes as and when required. The directors analyze variances to the business plan and budgets at regularly scheduled board meetings.

The board also approves any transaction that may have a material impact on the strategic plan.

(b) Principal risks	The strategic planning process followed by the board includes the identification and evaluation of the Corporation’s principal risks, which include the telecommunications and regulatory environment, currency and interest rate risks and the competitive landscape. Through its audit committee the board also reviews with its internal and external auditors the Corporation’s policies and systems, such as internal audit and information management systems, necessary to manage risk.

TSX Corporate Governance Guidelines	2003 Disclosure Statement

(c) Succession planning	The board is responsible for selecting the CEO, appointing senior management and assessing their performance. A senior management succession plan has been adopted by the board and is reviewed by the compensation and human resources committee annually. This committee identifies, with the help of the CEO, the management needs to ensure that executive leadership skills are of the highest standards to keep pace with the Corporation’s diversification into new telecommunications sectors and geographic markets.

(d) Communications policy	The Corporation has a formal communications policy for dealing with governments, regulators, analysts and investors in Canada and the United States. Senior executives are involved on a continuous basis in making presentations to stakeholders and other parties, and the Corporation is committed to full and timely disclosure of material events and financial results through a number of channels including its website. The Corporation employs a Vice President to address investor questions and concerns on a day-to-day basis and a Corporate Communications Specialist who assists senior management and the board in their review of the Corporation’s public disclosure and press relations.

(e) Integrity of internal control	The audit committee reviews and approves methods of controlling corporate assets and the effectiveness of information systems in conjunction with the internal auditors and oversees the financial reporting process in accordance with generally accepted accounting principles. The audit committee is composed entirely of unrelated directors.

An internal audit unit, which reports to the audit committee on a regular basis, is mandated to independently assess and report on the state of internal controls.

2. Board Independence	The Corporation does not have a controlling shareholder and eight of the ten individuals that were board members as of December 31, 2003 are unrelated directors as defined in The Toronto Stock Exchange Guidelines. They are independent of management and free from any interest, business or relationship that might materially interfere with their ability to act in the best interests of the Corporation other than interests and relationships arising from shareholding.

On October 2, 2000, William Linton, the Corporation’s President and CEO, joined the board and is considered to be a related director. As well, Leslie Meredith having been elected by Sprint may also be considered a related director.

TSX Corporate Governance Guidelines	2003 Disclosure Statement

3. Individual unrelated directors	The board has considered the status of each director in determining whether or not each director is an unrelated director. One of the Corporation’s directors is an executive with Sprint of Kansas City, Missouri, which holds approximately 6.67% of the outstanding shares of the Corporation and is a party to the Amended and Restated Technology and Service Provisioning Agreement (the “Agreement”). The directors appointed by Sprint understand that they are fiduciaries of an independent Corporation that has the freedom to compete in any market provided it does not use the Sprint brand, know-how or technology outside of the terms of the Agreement. Having one executive of a world-leading telecommunications company provides the Corporation with insights into U.S. and global telecommunications trends.

The remaining nine directors who were members of the board as of December 31, 2003 come from a variety of professional backgrounds. More information about the directors is listed on page 5 of the circular.

None of the directors are parties to any material contracts with the Corporation or received any fees from the Corporation other than those for acting as a director. The board met seven times in 2003 with a total attendance of 95%.

4. Corporate governance and nominating committee	The corporate governance and nominating committee, which is composed entirely of unrelated directors, reviews the credentials of board members and nominees, recommends candidates for nomination and sets guidelines for the education and orientation of new board members. This committee met once in 2003.

5. Assessing the board’s effectiveness	The corporate governance and nominating committee has, as part of its mandate, the responsibility for assessment of the effectiveness of the board, its mix of skills and expertise, the recruitment process, the orientation program, the frequency of board meetings, quality of information and thoroughness of discussions.

During 2003, a board evaluation was conducted utilizing an external consultant to ensure confidentiality. The committee reported on the results of the process and recommended certain changes to enhance board performance.

6. Orientation and education of directors	New directors are oriented and educated through a series of meetings with existing board members and senior management. All board members receive a board manual which contains the charters of the board and its committees, relevant policies and other pertinent information. Periodic site tours are also carried out in order to familiarize the board with the assets and business carried on by the Corporation. Members of executive management also make presentations to the board on various aspects of the business on a periodic basis.

TSX Corporate Governance Guidelines	2003 Disclosure Statement

7. Effective board size	The Corporation believes that the current number of board members represents a diversity of views and business experience which is necessary for the Corporation to be competitive. The board at its current size operates effectively. However, the corporate governance and nominating committee will continue to consider the balance between diversity and effectiveness when reviewing long-term plans for board composition and director nomination.

8. Compensation of directors	During the financial year ended December 31, 2003, all directors, except the CEO, of the Corporation were paid an annual fee of $25,000, except the Chair who was paid an annual fee of $50,000. Attendance fees were $1,500 per meeting. Chairs of committees of the board were paid an annual fee of $10,000. Attendance fees of $1,500 per meeting were paid to each committee member. In July 2003, the board approved an increase in the annual retainer of the chair of the audit committee to $15,000 and in the meeting fees for all audit committee members to $2,000 to reflect the increased workload of that committee prompted by legislative change. Leslie Meredith has his compensation paid directly to Sprint and does not receive the fees set out in this paragraph. Directors are also separately reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings. The corporate governance and nominating committee periodically reviews the compensation of the directors. A review was carried out in 2003 with the result that the compensation levels were determined to be appropriate and remained unchanged other than as set out above respecting the audit committee. Based on that committee’s recommendation, share ownership guidelines were approved requiring each director to own at least 15,000 shares or share equivalents within five years. To that end, the Corporation also adopted a deferred share unit plan whereby directors can elect to receive up to 100% of their annual retainer in deferred share units. The compensation and human resources committee, which is composed of a majority of unrelated directors, is responsible for annually reviewing and recommending changes in executive management compensation for approval by the board.

TSX Corporate Governance Guidelines	2003 Disclosure Statement

9. Committees and outside directors	Eight of the ten individuals who were board members as of December 31, 2003, from whose number the committees have been formed, are unrelated directors and are independent of management and free from any interest, business or relationship that could materially interfere with their ability to act in the best interests of the Corporation other than interests and relationships arising from shareholding.

The board has three committees that carry out the functions as described below:
•   Audit Committee;
•   Compensation and Human Resources Committee; and
•   Corporate Governance and Nominating Committee.

Audit Committee
This committee has four members, David Rattee (Chair), Arthur B. Krause, S. Dennis Belcher and Wendy Leaney. All members of this committee are outside unrelated directors. This committee met five times in 2003 with a total attendance of 90%. This committee reviews and recommends for approval by the board the annual financial statements and quarterly financial statements. It meets with management to develop an annual audit plan and review the auditors recommendations on internal control. The committee meets with the auditors independently, generally at each meeting. The committee also reviews and recommends to the board for approval any disclosure relating to the financial results of the Corporation such as the Annual Information Form, Management Discussion and Analysis and any press releases related to financial results. Further, the committee reviews with management and the external auditors the Corporation’s major accounting policies including the impact of alternative accounting policies and key management estimates and judgments that can materially effect financial results. The committee is also responsible for recommending to the board the appointment of the external auditors and generally for financial risk management.

Compensation and Human Resources Committee
This committee has four members: R. Franklin (Chair), Wendy Leaney, Joseph H. Wright and Leslie Meredith. All four members of this committee are outside directors, three of which are unrelated. This committee met three times in 2003 and all members attended the meetings. This committee is responsible for developing the corporate compensation philosophy and guidelines; recommending senior appointments to the board for approval; succession planning; review and recommendation to the board on executive compensation matters; disclosure with respect to the Corporation’s approach to executive compensation; development of performance objectives for the CEO and COO and assessing their performance as against same; approval of all matters dealing with material changes to the structure of the organization; variable compensation matters and all matters in relation to employee benefits.

Corporate Governance and Nominating Committee
This committee has three members: Robert Gillespie (Chair), Joseph H. Wright and Robert Franklin. All of the members of this committee are outside, unrelated directors. This committee met once in 2003 and all members attended the meeting. This committee provided focus on corporate governance that will enhance corporate performance and ensures that the governance system is effective. Its duties include the following:

–   Periodic review of the composition of the board and assessment of its strengths, skills and experience;
–   Periodic review of the charters of each of the board committees;
–   Identification, qualification and recommendation of prospective board members;
–   The new director’s orientation process; and
–   Review and recommendation to the board for approval of the Corporation’s corporate governance disclosure.

TSX Corporate Governance Guidelines	2003 Disclosure Statement

10. Approach to corporate governance	The corporate governance and nominating committee establishes formal corporate governance guidelines. All committee members are outside, unrelated directors. A more detailed discussion of this committee’s role and responsibilities is set out above.

11. Position descriptions	The board has established position descriptions for both the Chair and the CEO. The compensation and human resources committee approves of certain corporate objectives that the CEO &COO are responsible for and assesses their performance against these objectives and reports the results of these assessments to the board.

The board is responsible for the supervision of management in the business and affairs of the Corporation and has put in place guidelines to limit management’s authority. The board expects management to periodically review the Corporation’s implementation of the strategic plan in all key areas, implement a comprehensive budgeting process and monitor the Corporation’s financial performance as against such budget. Management also identifies opportunities and reports the risks of implementation.

12. Board independence	The independence of the board from management is ensured by the fact that all but one of the board members are not members of the Corporation’s management. The independence of the board is further enhanced through the separation of the positions of Chair and CEO. The position descriptions adopted by the board for the Chair and the CEO ensure the separation of the Chair’s role from that of the CEO. The board and its committees generally meet without management present at each meeting.

TSX Corporate Governance Guidelines	2003 Disclosure Statement

1. Audit committee	The audit committee is composed entirely of outside and unrelated directors, all of whom have financial backgrounds. The audit committee’s responsibilities are set out in its mandate, which include the review of financial controls and risk management, reporting procedures, internal controls and the performance of the external auditors. An internal audit team reports regularly to the audit committee. The audit committee meets regularly with the external auditors without management present. The audit committee is also responsible to monitor compliance with the Corporation’s formal code of conduct, which was adopted by the board in 2001.

2. Outside advisors	Any director may engage an outside advisor at the Corporation’s expense in appropriate circumstances. The compensation and human resources committee retained an outside advisor on executive compensation issues on 2003.

SCHEDULE “B”

CALL-NET ENTERPRISES INC.

THE NEW RIGHTS PLAN AGREEMENT

BE IT RESOLVED THAT:

1.	the Shareholder Rights Plan of the Corporation upon the terms and conditions set forth in the Shareholder Rights Plan Agreement dated as of May 7, 2004 between the Corporation and CIBC Mellon Trust Company, as Rights Agent, is hereby confirmed, ratified and approved; and

2.	any director or officer of the Corporation be and he or she is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts or things as he or she may determine to be necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

B-1

SCHEDULE “C”

Reporting Package consisting of:

1.   Notice of Change of Auditors;

2.   Response letters from each of the Corporation’s former auditors and KPMG LLP; and

3.   Confirmation of the Audit Committee confirming the change of auditors.

All documents referred to above are reproduced below.

CALL-NET ENTERPRISES INC. (the “Corporation”)

NOTICE OF CHANGE OF AUDITORS

      Pursuant to National Policy No. 31 adopted by the Canadian Securities Administrators (“National Policy 31”), the Corporation hereby provides notice that Ernst & Young LLP, Chartered Accountants have been asked to resign as auditors of the Corporation and have resigned effective March 22, 2004. The resignation and appointment of a successor was approved by the Corporation’s audit committee and its board of directors. The audit committee of the Corporation and its board of directors have appointed KPMG LLP, Chartered Accountants, to immediately replace Ernst & Young LLP, Chartered Accountants. The Corporation will ask that the shareholders of the Corporation ratify the appointment of KPMG LLP at the next annual meeting of shareholders of the Corporation, to be held May 6, 2004.

      The Corporation states that there were no reservations in the auditors’ reports on the annual financial statements of the Corporation for the two fiscal years immediately preceding the date of this notice or for any period subsequent to the most recently completed period for which an audit report was issued.

      The Corporation is also of the opinion that there were no reportable events, as defined by National Policy No. 31, which occurred prior to the resignation of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation.

      DATED this 19th day of March, 2004.

(signed) “G. Malysheff”

George Malysheff
Senior Vice President and Chief Legal Counsel
& Corporate Secretary

March 19, 2004

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Agence nationale d’encadrement du secteur financier
Saskatchewan Financial Services Commission

Dear Sirs/ Mesdames:

Re:	Call-Net Enterprises Inc.

Change of Auditor

      As required by Paragraph 4.7 of National Policy No. 31, we hereby confirm our agreement with the information contained in the notice of change of auditors of Call-Net Enterprises Inc. (the “Corporation”) dated March 19, 2004 (the “Notice”). This confirmation is based on our knowledge of the information at this date.

Yours very truly,

(signed) “Ernst & Young”

Ernst & Young

Alberta Securities Commission

British Columbia Securities Commission
Saskatchewan Financial Services Commission — Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Agence nationale d’encadrement du secteur financier
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs:

Re: Call-Net Enterprises Inc.

      We have read the Notice of Call-Net Enterprises Inc. and are in agreement with the statements contained in such Notice.

Yours very truly

(signed) “KPMG LLP”

Chartered Accountants
Toronto, Canada
March 19, 2004

March 22, 2004

PRIVATE AND CONFIDENTIAL

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Agence nationale d’encadrement du secteur financier
Saskatchewan Financial Services Commission

Dear Sirs:

Re: Notice of Change of Auditors

      Call-Net Enterprises Inc. (the “Corporation”) hereby confirms that the reporting package consisting of the Notice of Change of Auditor dated March 19, 2004, the letter from the former auditor of the Corporation, Ernst & Young LLP, Chartered Accountants, dated March 19, 2004, and the letter from the successor auditor, KPMG LLP, Chartered Accountants, dated March 19, 2004, have been reviewed by the audit committee of the Corporation.

Yours truly,

CALL-NET ENTERPRISES INC.

(signed) “Roy Graydon”

Roy Graydon
Executive Vice President and Chief Financial Officer

cc:	Audit Committee Members

David Rattee
Arthur Krause
Dennis Belcher
Wendy Leaney

CALL-NET ENTERPRISES INC.

PROXY
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The undersigned holder of Common Shares of CALL-NET ENTERPRISES INC. (the “Corporation”) hereby appoints William Linton of Toronto, Ontario, or failing him, Lawrence Tapp of Langley, B.C., or failing him, George Malysheff of Toronto, Ontario, or, instead, of any of the foregoing, ________________________________________________________________________________ as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the annual and special meeting (the “meeting”) of shareholders of the Corporation to be held on May 6, 2004 and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the meeting or such adjournment or adjournments thereof; provided, however, that without limiting the general authorization and power hereby given, the proxyholder named above is specifically directed, on any ballot that may be called for to vote for or against or to withhold from voting, the Common Shares registered in the name of the undersigned as specified below (with a tick ✓ or an X):

☐	TO VOTE FOR ☐ TO WITHHOLD FROM VOTING the appointment of auditors of the Corporation and authorizing the directors to fix the remuneration of the auditors;

☐	TO VOTE FOR ☐ TO WITHHOLD FROM VOTING the election of eight (8) directors;

☐	TO VOTE FOR ☐ TO VOTE AGAINST ☐ TO WITHHOLD FROM VOTING to consider and, if thought appropriate, pass an ordinary resolution approving a new Shareholder Rights Plan;

The Common Shares represented by this proxy will be voted for or against or withheld from voting in accordance with the foregoing directions on any ballot that may be called for and, if a choice is specified with respect to any matter to be acted upon, the Common Shares shall be voted accordingly. IF A SHAREHOLDER DOES NOT SPECIFY THAT THE COMMON SHARES ARE TO BE VOTED FOR OR AGAINST OR WITHHELD FROM VOTING, SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS ON ANY BALLOT THAT MAY BE CALLED FOR.

If any amendments or variations to matters identified in the notice of the meeting are proposed at the meeting or if any other matters properly come before the meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the meeting.

DATED this        day of                         , 2004.

Signature of Shareholder

NOTES:

a.	A SHAREHOLDER HAS THE RIGHT TO APPOINT AS HIS OR HER PROXYHOLDER A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND TO ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THOSE PERSONS DESIGNATED ABOVE. A shareholder may do so by inserting the name of such other person in the blank space provided or by completing another proper form of proxy and, in either case, by delivering the completed form of proxy by postal or other delivery to the Secretary of the Corporation, not later than the day preceding the day of the meeting or by depositing it with the Secretary of the meeting prior to the commencement of the meeting.

b.	This form of proxy must be dated and signed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

c.	If this form of proxy is not dated in the space provided above, it is deemed to bear the date on which it was mailed by the management of the Corporation.

d.	If it is desired that the Common Shares represented by this proxy are to be voted for or against or withheld from voting on any ballot that may be called for with respect to any matter referred to above, the appropriate box or boxes above provided for voting for or against or withholding from voting should be marked with an X or a tick (✓).

e.	THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION.

f.	THIS PROXY IS FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON MAY 6, 2004 AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.